Preliminary Pricing Supplement No. 2068 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Product Supplement EQUITY INDICES STR-1 dated October 31, 2016)	Subject to Completion Preliminary Pricing Supplement dated October 31, 2018	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-212571

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2018 November , 2018 November , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM

▪    Automatically callable if the closing level of the Index on any Observation Date, occurring approximately one, two and three years after the pricing date, is at or above the Starting Value

▪    In the event of an automatic call, the amount payable per unit will be:

▪    [$11.20 to $11.30] if called on the first Observation Date

▪    [$12.40 to $12.60] if called on the second Observation Date

▪    [$13.60 to $13.90] if called on the final Observation Date

▪    If not called on the first or second Observation Dates, a maturity of approximately three years

▪    If not called, 1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪    All payments are subject to the credit risk of Barclays Bank PLC

▪    No periodic interest payments

▪    In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪    Limited secondary market liquidity, with no exchange listing

▪    The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES STR-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.16 and $9.36 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1) …………………………………..	$10.00	$
Underwriting discount(1) …………………………….....	$0.20	$
Proceeds, before expenses, to Barclays…	$9.80	$
(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November , 2018

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

Summary

The Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the closing level of the Market Measure, which is the PHLX Semiconductor Sector IndexSM (the “Index”), on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This range of estimated values may not correlate on a linear basis with the range of Call Amounts and Call Premiums for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes		Payment Determination
Issuer:	Barclays Bank PLC (“Barclays”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately three years, if not called on the first or second Observation Dates
Market Measure:	The PHLX Semiconductor Sector IndexSM (Bloomberg symbol: “SOX”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:	The Observation Level of the Market Measure on the final Observation Date
Observation Level:	The closing level of the Market Measure on the applicable Observation Date
Observation Dates:

On or about November , 2019, November , 2020 and November , 2021 (the final Observation Date), approximately one, two and three years after the pricing date.

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

[$11.20 to $11.30], representing a Call Premium of [12.00% to 13.00%] of the principal amount, if called on the first Observation Date;

[$12.40 to $12.60], representing a Call Premium of [24.00% to 26.00%] of the principal amount, if called on the second Observation Date; and

[$13.60 to $13.90], representing a Call Premium of [36.00% to 39.00%] of the principal amount, if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-19 of product supplement EQUITY INDICES STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	100% of the Starting Value.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and a hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES STR-1 dated October 31, 2016: https://www.sec.gov/Archives/edgar/data/312070/000110465916153368/a16-19381_64424b3.htm

▪	Series A MTN prospectus supplement dated July 18, 2016: https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪	Prospectus dated March 30, 2018: https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

When you read the prospectus supplement and product supplement EQUITY INDICES STR-1, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪    You anticipate that the closing level of the Index on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪    You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of the Index is significantly greater than the applicable Call Premium.

▪    If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪    You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪    You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

▪    You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪    You wish to make an investment that cannot be automatically called prior to maturity.

▪    You believe that the level of the Index will decrease from the Starting Value to the Ending Value.

▪    You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪    You seek an uncapped return on your investment.

▪    You seek principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪    You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, Call Premiums and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 100.00;

3)	a Call Level of 100.00;

4)	an expected term of the notes of approximately three years, if the notes are not called on the first or second Observation Dates;

5)	a Call Premium of 12.50% of the principal amount if the notes are called on the first Observation Date, 25.00% if called on the second Observation Date and 37.50% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately one, two and three years after the pricing date.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Market Measure. For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the level of the Index will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 - The Observation Level on the first Observation Date is 150.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.25 = $11.25 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.50 = $12.50 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 - The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $3.75 = $13.75 per unit.

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

Notes Are Not Called on Any Observation Date

Example 4 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 50.00, the Redemption Amount per unit will be:

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	150.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	78.00
Observation Level on the Final Observation Date	N/A	N/A	105.00	50.00
Return on the Index	50.00%	5.00%	5.00%	-50.00%
Return on the Notes	12.50%	25.00%	37.50%	-50.00%
Call Amount / Redemption Amount per Unit	$11.25	$12.50	$13.75	$5.00

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES STR-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-13. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Tax Considerations” below.

Additional Risk Factors

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies engaged in the design, distribution, manufacture and sale of semiconductors. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the semiconductor sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

A limited number of Index Securities may affect its level and the Index is not necessarily representative of the semiconductor industry.

As of October 30, 2018, the top five Index Securities (as defined below) constituted 42% of the total weight of the Index and the top ten Index Securities constituted approximately 62% of the total weight of the Index. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the level of the Index and the value of the notes.

While the stocks comprising the Index are common stocks of companies generally considered to be involved in various segments of the semiconductor industry, the stocks underlying the Index and the Index may not necessarily follow the price movements of the entire industry generally. If the stocks underlying the Index decline in value, the Index will decline in value even if common stock prices in the semiconductor industry generally increase in value.

The performance of companies that operate in the semiconductor industry is subject to a number of complex and unpredictable factors such as industry competition, government action and regulation, geopolitical events and supply and demand, any of which could adversely affect the performance of the companies included in the Index.

The values of companies that are involved in the semiconductor industry are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation, changes in the prices and availability of raw materials and competition in the semiconductor industry, both domestically and internationally, including competition from foreign competitors with potentially lower productions costs. Such companies may also be heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, such companies may face competition for the services of, and difficulties in employing and retaining, qualified personnel.

These factors described above could cause a change in the semiconductor industry generally or regionally and could cause the value of the equity securities included in the Index and the level of the Index to decrease or remain flat during the term of the notes.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to the PHLX Semiconductor Sector IndexSM , due November , 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by NASDAQ OMX (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES STR-1. None of us, the calculation agents, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is designed to track the performance of a set of companies engaged in the design, distribution, manufacture and sale of semiconductors. The Index will reflect the semiconductor industry only to the extent that the underlying issues are representative of the industry. The Index is published by NASDAQ OMX. The Index began on December 1, 1993 at a base value of 100.00, as adjusted.

General

The Index is a modified market capitalization-weighted index. The value of the Index equals the aggregate value of the Index share weights, also known as the “Index Shares,” of each of the securities included in the Index (the “Index Securities”), multiplied by each such Index Security’s last sale price, and divided by the divisor of the Index. The divisor serves the purpose of scaling the aggregate Index value to a lower order of magnitude.

The formula for the Index value is:

Aggregate Adjusted Market Value

Divisor

where the Divisor is:

(Market Value after Adjustments/Market Value before Adjustments) × Divisor before Adjustments

The Index is ordinarily calculated without regard to cash dividends on the Index Securities.

The closing value of the Index may change up until 5:15:00 p.m. Eastern Time due to corrections to the last sale price of the Index Securities. If trading in an Index Security is halted on its primary listing market, the most recent last sale price is used for all Index computations until trading on that market resumes. Likewise, the most recent last sale price is used if trading in an Index Security is halted on its primary listing market before the market is open.

Eligibility

Index eligibility is limited to specific types of securities. The security types eligible for the Index include common stocks, ordinary shares, American depository receipts, shares of beneficial interest or limited partnership interests.

Initial Security Eligibility Criteria

To be eligible for inclusion in the Index, a security must meet the following criteria:

▪	the security must be listed on The Nasdaq Stock Market®, the New York Stock Exchange, NYSE American, or the CBOE Exchange;

▪	the issuer of the security must be classified as a company whose primary business is involved in the design, distribution, manufacture and sale of semiconductors under Industry Classification Benchmark (ICB) code 9576;

▪	the security must have a market capitalization of at least $100 million;

▪	the security must have traded at least 1.5 million shares in each of the last six months;

▪	only one class of security per issuer is permitted; if an issuer has multiple securities, the security with the largest market capitalization will be selected for possible inclusion into the Index;

▪	the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible;

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

▪	the issuer of the security must have “seasoned” on a recognized market for at least 3 months.

Index Evaluation

The securities eligible for inclusion in the Index are evaluated annually in September. The above eligibility criteria are applied using market data as of the end of July. Securities meeting the criteria are then ranked by market capitalization. The top 30 securities by

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market capitalization are included in the Index. Security additions and deletions are made effective after the close of trading on the third Friday in September.

Additionally, if at any time during the year other than the time at which securities are ranked, a security is determined to have become ineligible for continued inclusion in the Index, or at the end of January, April, July or October does not have a last sale price of $3.00 it is replaced with the largest market capitalization security not currently in the Index and meeting the eligibility criteria listed above as well as the $3.00 last sale price. Ordinarily, an Index Security will be removed from the Index at its last sale price. If, however, at the time of its removal the Index Security is halted from trading on its applicable market and an official closing price cannot readily be determined, the Index Security may, in NASDAQ’s discretion, be removed at a zero price. The zero price will be applied to the Index Security after the close of the market but prior to the time the official closing value of the Index is disseminated, which is ordinarily 17:16:00 ET.

Index Maintenance

Changes in the price and/or Index Shares driven by corporate events such as stock dividends, stock splits and certain spin-offs and rights issuances are adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10.00%, the change is made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10.00%, then all such changes are accumulated through the end of February, May, August and November and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

A special cash dividend announced by the listing exchange, will result in an adjustment to the last sale price of an Index Security prior to market open on the ex-date for the special amount distributed. A special dividend may also be referred to as extra, extraordinary, non-recurring, one-time, unusual, etc.

Ordinarily, whenever there is a change in Index Shares, a change in an Index Security, or a change to the price of an Index Security due to spin-offs, rights issuance or special cash dividends, the divisor is adjusted to ensure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change. All changes are announced in advance and are reflected in the Index prior to market open on the Index effective date.

Index Rebalancing

The Index employs a modified market capitalization-weighting methodology. At each quarter, the Index is rebalanced such that the maximum weight of any Index Security does not exceed 8.00% and no more than five securities are at that cap. The excess weight of any capped security is distributed proportionally across the remaining Index Securities. If after redistribution, any of the five highest ranked Index Securities are weighted below 8.00%, these securities are not capped. Next, any remaining Index Securities in excess of 4.00% are capped at 4% and the excess weight is redistributed proportionally across the remaining Index Securities. The process is repeated, if necessary, to derive the final weights.

The modified market capitalization-weighting methodology is applied to the capitalization of each Index Securities, using the last sale price of the security at the close of trading on the last trading day in February, May, August and November. Index Shares are then calculated multiplying the weight of the security derived above by the new market value of the Index and dividing the modified market capitalization for each Index Security by its corresponding last sale price. The changes are effective after trading on the third Friday in March, June, September and December.

The Index sponsor may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity.

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The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through October 26, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 26, 2018, the closing level of the Index was 1,152.999.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

NASDAQ OMX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index, which is owned and published by NASDAQ OMX in connection with the notes, [and we are an authorized affiliate of MLPF&S / We have entered into a sub-license agreement with MLPF&S with respect to the Index]. The license agreement provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates. NASDAQ OMX or its affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. NASDAQ OMX or its affiliates makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the PHLX Semiconductor SectorSM Index to track general stock market performance. NASDAQ OMX or its affiliates’ only relationship to MLPF&S and to us is the licensing of the Nasdaq®, OMX®, PHLX Semiconductor SectorSM, and SOXSM registered trademarks, service marks, and certain trade names of NASDAQ OMX and the use of the PHLX Semiconductor SectorSM Index, which is determined, composed, and calculated by NASDAQ OMX or its affiliates without regard to MLPF&S, us, or the notes. NASDAQ OMX or its affiliates has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the PHLX Semiconductor Sector Index. NASDAQ OMX or its affiliates is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NASDAQ OMX or its affiliates has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion, or trading of the notes.

NASDAQ OMX OR ITS AFFILIATES DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE PHLX SEMICONDUCTOR SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PHLX SEMICONDUCTOR SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE PHLX SEMICONDUCTOR SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ OMX OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S has advised us of the information following in this paragraph. The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S will be assigning its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date. MLPF&S will in turn purchase the notes from BofAMLS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging" on page PS-17 of product supplement EQUITY INDICES STR-1.

MLPF&S Reorganization

MLPF&S has advised us of the information following in this paragraph. As discussed above under “Supplement to the Plan of Distribution”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as a calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this term sheet as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

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Tax Considerations

You should note that the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement is superseded by the following discussion. You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

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